SEALAND NATURAL RESOURCES INC.

50 W. Liberty Street #880

Reno, Nevada 89501

June 24, 2013

VIA EDGAR and FEDERAL EXPRESS

Mr. Ronald Alper

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Sealand Natural Resources Inc.

Amendment to Form 8-K

Filed May 3, 2013

Form 10-Q for the Quarterly Period Ended February 28, 2013

Filed April 22, 2013

File No. 333-175590

Dear Mr. Alper:

We are in receipt of your oral comments regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-Q for Quarterly Period Ended February 28, 2013

1.	In response to the Staff’s comments, we will file an amendment to our Form 10-Q for the quarterly period ended February 28, 2013 to reflect appropriate revisions by Friday June 28, 2013.

Form 8-K

2.	The Staff has advised us that if the supplier agreements referenced in the Form 8-K are material and the business is dependent on those agreement, then the agreements should be filed as exhibits. We are not required to file those agreements as exhibits because we do not deem them to be material in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K. Specifically, we utilize a variety of suppliers within close proximity to our raw materials. We are not substantially dependent on a supplier. Accordingly, the supplier agreements do not need to be filed as exhibits.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow & Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

/s/ Lars Poulsen

Lars Poulsen

Chief Executive Officer